Exhibit 99.1
ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST DECEMBER, 2007
The board of directors (the ''Board’’) of Brilliance China Automotive Holdings Limited (the ''Company’’) announces the consolidated financial results of the Company and its subsidiaries (collectively referred to as the ''Group’’) for the year ended 31st December, 2007 as follows:
CONSOLIDATED INCOME STATEMENT
For the year ended 31st December
(Expressed in thousands of RMB except for per share amounts)

		2007	2006
	Notes	RMB’000	RMB’000
Turnover	3	14,149,149	10,484,754
Cost of sales		(13,015,230)	(9,939,960)

Gross profit		1,133,919	544,794
Other revenue	3	369,192	291,166
Selling expenses		(606,928)	(601,257)
General and administrative expenses		(515,610)	(632,696)
Staff option costs		(32,243)	(11,281)
Other operating expenses		(149,238)	(139,721)

Operating profit (loss)	4	199,092	(548,995)

Interest income		125,470	90,738
Finance costs, net		(123,323)	(201,282)
Share of results of:
Associates		37,617	49,918
Jointly controlled entities		154,644	99,402
Impairment loss on goodwill in a jointly controlled entity		—	(73,343)
Change in fair value of embedded conversion option of convertible bonds		(181,933)	(73,202)

		2007	2006
	Notes	RMB’000	RMB’000
Profit (Loss) before taxation		211,567	(656,764)

Taxation	5	(45,208)	(47,879)

Profit (Loss) for the year		166,359	(704,643)

Attributable to:
Equity holders of the Company		97,086	(398,422)
Minority interests		69,273	(306,221)

		166,359	(704,643)

Dividends		—	—

Earnings (Loss) per share
— basic	6	RMB0.02646	RMB(0.1086)

— diluted	6	RMB0.02639	N/A

CONSOLIDATED BALANCE SHEET
As at 31st December

		2007	2006
	Notes	RMB’000	RMB’000
Non-current assets
Intangible assets		1,054,652	802,812
Goodwill		295,529	295,529
Property, plant and equipment		3,309,616	3,627,498
Construction-in-progress		257,017	233,104
Land lease prepayments		118,720	120,099
Interests in associates		383,429	366,650
Interests in jointly controlled entities		1,210,019	1,024,016
Prepayments for a long-term investment		600,000	600,000
Available-for-sale financial assets		26,129	23,736
Other non-current assets		9,343	7,450

Total non-current assets		7,264,454	7,100,894

Current assets
Cash and cash equivalents		1,373,416	1,468,075
Short-term bank deposits		518,000	616,787
Pledged short-term bank deposits		1,971,665	1,625,149
Inventories		2,469,033	1,346,843
Accounts receivable	7	805,187	632,158
Accounts receivable from affiliated companies		684,221	953,637
Notes receivable		416,495	197,668
Notes receivable from affiliated companies		260,155	81,477
Other receivables		491,237	423,017
Dividends receivable from affiliated companies		97,173	97,173
Prepayments and other current assets		273,828	143,583
Income tax recoverable		18,482	815
Other taxes recoverable		125,179	117,830
Advances to affiliated companies		101,402	58,085

Total current assets		9,605,473	7,762,297

		2007	2006
	Notes	RMB’000	RMB’000
Current liabilities
Accounts payable	8	3,421,891	2,299,267
Accounts payable to affiliated companies		952,847	983,293
Notes payable		2,828,373	2,141,947
Notes payable to affiliated companies		207,774	37,288
Customer advances		150,354	425,778
Other payables		419,710	403,040
Dividends payable		3,085	3,297
Accrued expenses and other current liabilities		152,150	159,222
Short-term bank borrowings		370,000	500,000
Income tax payable		9,555	11,411
Other taxes payable		71,095	81,841
Advances from affiliated companies		56,134	55,389

Total current liabilities		8,642,968	7,101,773

Net current assets		962,505	660,524

Total assets less current liabilities		8,226,959	7,761,418

Non-current liabilities
Convertible bonds		1,752,233	1,547,070
Deferred government grants		81,555	109,502
Advances from affiliated companies		133,772	79,706

Total non-current liabilities		1,967,560	1,736,278

NET ASSETS		6,259,399	6,025,140

Capital and reserves
Share capital		303,488	303,388
Share premium		2,040,430	2,038,423
Reserves		3,705,745	3,543,182

Total equity attributable to equity holders of the Company		6,049,663	5,884,993
Minority interests		209,736	140,147

TOTAL EQUITY		6,259,399	6,025,140

NOTES
1.	CORPORATE INFORMATION

The Company was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s shares are traded on The Stock Exchange of Hong Kong Limited (the ''SEHK’’). The Company’s American depositary shares were delisted from The New York Stock Exchange Inc. on 26th July, 2007 and are currently traded on the over-the-counter markets in the United States of America.

The Company is an investment holding company. The principal activities of the Company’s subsidiaries are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the ''PRC’’).

2.	PRINCIPAL ACCOUNTING POLICIES
(a)	Statement of compliance

These financial statements have been prepared in accordance with applicable Hong Kong Financial Reporting Standards (''HKFRSs’’), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (''HKASs’’) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (the ''Listing Rules’’).

These financial statements have been prepared on a basis consistent with the accounting policies adopted in the 2006 financial statements, except for the adoption for the first time HKFRS 7 ''Financial instruments: Disclosures’’ and the amendment to HKAS 1 ''Presentation of financial statements: Capital disclosures’’. Although the adoption of these HKFRSs do not have any material impact on the Group’s and Company’s financial statements, there are some additional disclosures requirements as follows:

As a result of the adoption of HKFRS 7, the financial statements include expanded disclosure about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by HKAS 32 ''Financial instruments: Disclosure and presentation’’.

The amendment to HKAS 1 introduces disclosure requirements to provide information about the level of capital and the Group’s and the Company’s objectives, policies and processes for managing capital.

(b)	Basis of measurement

The measurement basis used in the preparation of the financial statements is historical cost, except for available- for-sale financial assets and derivative financial instruments, which are measured at fair value.

3. TURNOVER, REVENUE AND SEGMENT INFORMATION
Turnover represents the invoiced value of goods, net of consumption tax, discounts and returns. Turnover and revenue recognised by category are as follows:

	2007	2006
	RMB’000	RMB’000
Turnover
Sale of minibuses and automotive components	5,394,302	5,294,625
Sale of sedans	8,754,847	5,190,129

	14,149,149	10,484,754

Other revenue
Subsidy income	140,081	50,176
Others	229,111	240,990

	369,192	291,166

Interest income	125,470	90,738

	14,643,811	10,866,658

In accordance with the Group’s internal financial reporting requirements, the Group determines that business segments be presented as the only reporting format.
The Group operates in the PRC under the following three main business segments:
(1) the manufacture and sale of minibuses and automotive components;
(2) the manufacture and sale of Zhonghua sedans; and
(3) the manufacture and sale of BMW sedans.

Business segments — 2007

	Manufacture and	Manufacture and
	sale of minibuses	sale of	Manufacture
	and automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	5,729,289	8,754,847	—	14,484,136
Intersegment sales	(334,987)	—	—	(334,987)

Segment sales to external customers	5,394,302	8,754,847	—	14,149,149

Segment results	265,955	135	—	266,090
Unallocated costs net of unallocated income				(66,998)

Operating profit				199,092
Interest income				125,470
Finance costs, net				(123,323)
Change in fair value of embedded conversion option of the convertible bonds				(181,933)
Share of results of:
Associates	(246)	37,863	—	37,617
Jointly controlled entities	12,417	—	142,227	154,644

Profit before taxation				211,567
Taxation				(45,208)

Profit for the year				166,359

Business segments — 2007 (Continued)

	Manufacture and	Manufacture
	sale of minibuses	and sale of	Manufacture
	and automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	6,848,123	8,292,275	—	15,140,398
Interests in associates	13,840	369,589	—	383,429
Interests in jointly controlled entities	328,032	—	881,987	1,210,019
Unallocated assets				136,081

Total assets				16,869,927

Segment liabilities	3,506,376	5,337,790	—	8,844,166
Unallocated liabilities				1,766,362

Total liabilities				10,610,528

Other disclosures:
Capital expenditure	135,290	569,187	—	704,477
Depreciation of property, plant and equipment	207,216	383,943	—	591,159
Amortisation of land lease prepayments	2,254	1,185	—	3,439
Amortisation of intangible assets	14,657	123,984	—	138,641
Impairment losses on property, plant and equipment	—	836	—	836

Business segments — 2006

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua	Manufacture and
	components	sedans	sale of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	5,533,953	5,190,129	—	10,724,082
Intersegment sales	(239,328)	—	—	(239,328)

	5,294,625	5,190,129	—	10,484,754

Segment results	239,718	(750,827)	—	(511,109)
Unallocated costs net of unallocated income				(37,886)

Operating loss				(548,995)
Interest income				90,738
Finance costs, net				(201,282)
Change in fair value of embedded conversion option of the convertible bonds				(73,202)
Share of results of:
Associates	(266)	50,184	—	49,918
Jointly controlled entities	(7,290)	—	106,692	99,402
Impairment loss on goodwill in a jointly controlled entity	(73,343)	—	—	(73,343)

Loss before taxation				(656,764)
Taxation				(47,879)

Loss for the year				(704,643)

Business segments — 2006 (Continued)

	Manufacture and
	sale of minibuses	Manufacture and	Manufacture and
	and automotive	sale of Zhonghua	sale of BMW
	components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMsB’000
Segment assets	5,847,712	5,291,807	—	11,139,519
Interests in associates	14,087	352,563	—	366,650
Interests in jointly controlled entities	315,846	—	708,170	1,024,016
Unallocated assets				2,333,006

Total assets				14,863,191

Segment liabilities	2,139,575	3,095,067	—	5,234,642
Unallocated liabilities				3,603,409

Total liabilities				8,838,051

Other disclosures:
Capital expenditure	60,363	323,335	—	383,698
Depreciation of property, plant and equipment	223,233	375,708	—	598,941
Amortisation of land lease prepayments	2,485	1,573	—	4,058
Amortisation of intangible assets	7,895	137,623	—	145,518
Impairment losses on property, plant and equipment	17,362	11,798	—	29,160
Impairment loss on goodwill in a jointly controlled entity	73,343	—	—	73,343

4.	OPERATING PROFIT (LOSS)

Operating profit (loss) is stated after charging and crediting the following:

	2007	2006
	RMB’000	RMB’000
Charging:

Staff costs	531,475	427,471
Amortisation of intangible assets (a)	138,641	145,518
Amortisation of land lease prepayments	3,439	4,058
Impairment losses on property, plant and equipment (b)	836	29,160
Depreciation of property, plant and equipment	591,159	598,941
Cost of inventories	13,145,415	9,918,696
Provision for inventories	60,461	184,358
Provision for doubtful debts:
— accounts receivable	83	14,456
— other receivables	5,483	13,816
Auditors’ remuneration	4,886	5,181
Research and development costs (b)	24,060	81,388
Training expenses	1,112	1,453
Operating lease charges in respect of:
— land and buildings	16,690	14,697
— machinery and equipment	458	377
Exchange loss, net (c)	32,213	1,058
Loss on disposal of an associate	—	709
Write off of property, plant and equipment	4,198	8,251

Crediting:

Gain on buy back of convertible bonds due 2008	—	6,910
Gain on disposal of an associate	—	384
Gain on disposal of property, plant and equipment, net	2,428	3,055
Gain on disposal of land lease prepayments	1,399	—
Gross rental income from land and buildings	14,384	34,863
Write back of provision for inventories sold	190,646	163,094
Write back of provision for doubtful debts:
— accounts receivable	18	—
— other receivables	279	76

(a)	amortisation of intangible assets in relation to production was included in cost of sales; amortisation of intangible assets for other purposes was included in general and administrative expenses.

(b)	included in general and administrative expenses.

(c)	included in other operating expenses.

5.	TAXATION

Taxation on profits arose in the PRC has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The taxation charged to the consolidated income statement represents:

	2007	2006
	RMB’000	RMB’000
Current tax
PRC enterprise income tax
Current year	32,535	33,913
Under provision in prior year	12,673	13,966

Total income tax expense in the consolidated income statement	45,208	47,879

Reconciliation between tax expense and accounting profit (loss) using the weighted average taxation rate of the companies within the Group is as follows:

	2007	2006
	RMB’000	RMB’000
Profit (Loss) before taxation	211,567	(656,764)

Calculated at a weighted average statutory taxation rate in the PRC of 66.10% (2006: 2.36%)	139,850	(15,478)
Effect of tax holiday	(56,425)	(41,952)
Non-taxable income net of expenses not deductible for taxation purpose	(31,680)	(8,703)
Unrecognised temporary differences	(1,787)	131,801
Utilisation of previously unrecognised tax losses	(17,423)	(31,755)
Under provision in prior years	12,673	13,966

Tax expense for the year	45,208	47,879

6.	EARNINGS (LOSS) PER SHARE

The calculation of basic earnings and loss per share for 2007 and 2006 respectively is based on the profit attributable to equity holders of the Company of approximately RMB97,086,000 (2006: loss attributable to equity holders of RMB398,422,000), divided by weighted average of 3,669,022,000 shares (2006: 3,668,391,000 shares) outstanding during the year calculated as follows.

	Number of shares
	2007	2006
	’000	’000
Issued ordinary shares at 1st January,	3,668,391	3,668,391
Effect of share options exercised	631	—

Weighted average number of ordinary shares at 31st December	3,669,022	3,668,391

Diluted earnings per share for 2007 is based on the same profit attributable to equity holders of the Company of approximately RMB97,086,000 as used in calculating basic profit per share and weighted average number of ordinary shares of 3,679,573,000 which is the 3,669,022,000 weighted average number of ordinary shares calculated under basis profit per share plus the weighted average number of 10,551,000 shares deemed issued under the Company’s share option scheme. The effect of deemed conversion of the convertible bonds is not considered in the calculation of diluted earnings per share as the effect is anti-dilutive in 2007.

Diluted per share figure for 2006 is not considered as the effect of both deemed conversion of convertible bonds and deemed issue of the potential ordinary shares from exercising the Company’s share option is anti-dilutive.

7.	ACCOUNTS RECEIVABLE

An aging analysis of accounts receivable is set out below:

	2007	2006
	RMB’000	RMB’000
Less than six months	619,157	588,458
Between six months to one year	84,884	34,642
Above one year but less than two years	97,111	7,226
Above two years	66,923	64,655

	868,075	694,981
Less:Mprovision for doubtful debts	(62,888)	(62,823)

	805,187	632,158

A substantial amount of the accounts receivable is denominated in Renminbi. The Group’s credit policy is to offer credit to customers following a financial assessment and an established payment record. Credit history and background of new customers are checked and securities deposits are usually obtained from major customers. Credit limits with credit terms of 30 days to 90 days are set for customers and designated staff monitors accounts receivable and follow- up collection with customers. Customers considered to be high risk are traded on cash basis or when bank guaranteed notes are received.

8.	ACCOUNTS PAYABLE

An aging analysis of accounts payable is set out below:

	2007	2006
	RMB’000	RMB’000
Less than six months	3,372,186	2,265,630
Between six months to one year	18,628	12,714
Above one year but less than two years	11,895	10,582
Above two years	19,182	10,341

	3,421,891	2,299,267

Accounts payable with balances denominated in currencies other than Renminbi are considered not significant.

9.	CONTINGENCIES
(a)	As at 31st December, 2007, the Group had provided the following guarantees:
—	Corporate guarantees for revolving bank loans and bank guaranteed notes of approximately RMB60 million (2006: RMB120 million) drawn by affiliated companies of Shanghai Shenhua Holdings Co., Ltd.; and

—	Corporate guarantees for bank loans amounting to RMB200 million (2006: RMB295 million) drawn by Shenyang JinBei Automotive Company Limited. Bank deposits of RMB213 million (2006: RMB312 million) was pledged as a collateral for the corporate guarantee.
(b)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB31.5 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.

On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

There has been no material progress in the litigation since then.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.

10.	SUPPLEMENTARY FINANCIAL INFORMATION

The Group has prepared a separate set of financial statements for the year ended 31st December, 2007 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HKFRS and US GAAP give rise to differences in the reported balances of net assets and loss attributable to equity holders of the Company. The financial effects of the material differences between HKFRS and US GAAP are summarised and explained as follows:

		2007	2006
	Notes	RMB’000	RMB’000
Reconciliation of net profit (loss):
Profit (Loss) attributable to equity holders of the Company under HKFRS		97,086	(398,422)
Capitalisation of borrowing costs and its related depreciation	(a)	(2,104)	(2,104)
Write off of development costs	(b)	(383,028)	(132,633)
Amortisation of intangible assets	(b)	(23,376)	(35,925)
Finance costs/redemption premium of the convertible bonds due 2008	(d)	—	20,840
Gain on buy back of the convertible bonds due 2008	(d)	—	3,823
Finance costs/redemption premium of convertible bonds	(e)	13,607	12,493
Change in fair value of embedded conversion option of convertible bonds	(e)	181,933	73,202
Issue costs allocated to embedded conversion option of convertible bonds	(e)	—	2,557
Effect of the above adjustments attributable to minority interests		199,608	70,061

Profit (Loss) attributable to shareholders reported under US GAAP		83,726	(386,108)

Other comprehensive income:
Fair value adjustment for securities available-for-sale	(f)	2,393	1,052

Comprehensive profit (loss) reported under US GAAP		86,119	(385,056)

			2007	2006
	Notes		RMB’000	RMB’000
Reconciliation of net assets:
Net assets reported under HKFRS, net of portion attributable to minority interests	6,049,663		5,884,993
Capitalisation of borrowing costs and its related depreciation	(a	)	1,284	3,388
Write off of development costs	(b	)	(1,060,846)	(677,818)
Impairment of intangible assets	(b	)	377,000	377,000
Amortisation of impaired intangible assets	(b	)	(104,390)	(81,014)
Non-amortisation on goodwill	(c	)	144,113	144,113
Impairment on goodwill	(c	)	(76,010)	(76,010)
Amortisation of finance costs/accreted redemption premium of convertible bonds	(e	)	26,100	12,493
Change in fair value of embedded conversion option of convertible bonds	(e	)	255,135	73,202
Issue costs allocated to embedded conversion option of convertible bonds	(e	)	2,557	2,557
Effect of the above adjustments attributable to minority interests			302,617	103,009

Net assets reported under US GAAP			5,917,223	5,765,913

(a)	Under HKFRS, the amount of capitalised borrowing costs is netted off against investment income earned on the temporary investment of the borrowed funds pending their expenditure on the qualified assets. Under US GAAP, such temporary investment income is recognised as income rather than being netted off against capitalised borrowing costs. As a result, the amount of the capitalised borrowing costs (and the carrying amount of qualified assets) under HKFRS is lower than that under US GAAP. In subsequent years, the annual depreciation or impairment loss for the qualified assets under HKFRS is lower than that under US GAAP.

(b)	Under HKFRS, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated amortisation and impairment losses, if certain criteria are fulfilled. Under US GAAP, such development costs are expended as incurred. Accordingly, development costs of RMB383 million capitalised during the year and accumulated development costs of RMB1,061 million capitalised as at 31st December, 2007 under HKFRS have been expended under US GAAP.

In previous years, the Group provided for impairment losses on the intangible assets in relation to Zhonghua sedans, part of which were related to those development costs capitalised under HKFRS but already charged to the consolidated income statement under US GAAP as development costs. Therefore, the US GAAP adjustments represent differences in amortisation charges of RMB23 million for the year. As at 31st December, 2007, the cumulative effect of impairment losses and differences in amortisation charges are RMB377 million and RMB104 million, respectively.

(c)	With effect from 1st January, 2005, HKFRS, consistent with US GAAP, does not require amortisation of goodwill. The accumulated difference related to amortisation of goodwill at both 31st December, 2006 and 2007 was RMB144 million.

Goodwill under US GAAP (i.e. SFAS No. 142) is stated at cost less impairment losses without amortisation charge, effectively the carrying amount before impairment losses is higher than that measured under HKFRS. The cumulative effect of this GAAP difference is RMB76 million, which is a result of higher amount of impairment losses recognised in prior years under US GAAP.

(d)	The zero coupon guaranteed convertible bonds due 2008 were issued by Brilliance China Automotive Finance Ltd., a wholly owned subsidiary of the Company, in November 2003. All of the convertible bonds due 2008 were repurchased or redeemed in 2006 and were cancelled in January, 2007.

The convertible bonds due 2008 were previously stated in the balance sheet at face value plus accreted redemption premium under both HKFRS and US GAAP.

However, with effect from 1st January, 2005, the convertible bonds due 2008 were split into liability and equity components under HKFRS. The liability component was subsequently carried at amortised finance costs while the equity component, being recognised in equity, remained unchanged until the convertible bonds due 2008 were converted or redeemed.

Accordingly, the carrying amount of liability component of the convertible bonds due 2008 reported under US GAAP (without allocation to the equity component) was greater than that under HKFRS. As a result, the gain on buy back recognised under US GAAP was greater than that under HKFRS while the finance costs/redemption premium recognised under HKFRS was greater than that under US GAAP.

Since the Group repurchased or redeemed all the convertible bonds due 2008 in 2006, the reported net assets under HKFRS were the same as US GAAP as at 31 December, 2007 and 2006.

(e)	Under HKFRS, the new convertible bonds issued on 7th June, 2006 are split into liability component and an embedded conversion option, which are measured at their fair values at initial recognition. The liability component is subsequently carried at amortised cost and the embedded conversion option is stated at its fair value at balance sheet date, with the change in fair value recognised in the income statement. Under US GAAP, the convertible bonds are stated in the balance sheet at face value plus accreted redemption premium. Accordingly, the reported net assets under HKFRS as at 31st December, 2007 were RMB284 million lower than under US GAAP because of the accumulated effect of (i) RMB26 million additional amortised finance costs/ accreted redemption premium charged to income statement under HKFRS than under US GAAP (including RMB14 million for the year ended 31st December, 2007); (ii) loss on fair value changes on the embedded conversion option amounting to RMB255 million including RMB182 million for the year ended 31st December, 2007); and (iii) direct expenses in connection with the issue of the convertible bonds are capitalised as deferred expenses on the balance sheet and are amortised over the life of the convertible bonds under US GAAP but are allocated between liability component and embedded conversion option under HKFRS.

(f)	Although changes in fair value of securities available-for-sale are both recognised in equity under HKFRS and US GAAP resulting in no difference in effect to the net assets, change in fair value of RMB2 million during the year is firstly recognised under other comprehensive income under US GAAP while it is recognised in investment revaluation reserve directly under HKFRS.

BUSINESS REVIEW AND PROSPECTS
The Group has achieved its goal of returning to profitability in 2007 after experiencing two years of losses attributable to equity holders of the Company. The Group also registered unit sales growth in all of its three main product categories. During 2007, the Chinese auto sector continued to show an impressive growth. A total of 4.7 million sedans were sold domestically, representing a 23.5% increase from the previous year. China’s rapid GDP expansion with rising income levels and improving lifestyles had contributed to this growth. The strong market demand has brought about a remarkable expansion in the sale of our Zhonghua and BMW sedans during the year. As a result, the Group achieved revenues of approximately RMB14.1 billion in 2007, representing a 34.9% increase from 2006. This increase in sales, coupled with the implementation of cost saving measures, has led to a turnaround of the Group’s performance from a net loss attributable to shareholders of RMB398.4 million in 2006 to net profit attributable to shareholders of RMB97.1 million for 2007.
During the year, the Group continued to enhance the quality and diversity of its products and services. The Group sold 106,770 Zhonghua sedans in 2007, representing a solid 71.4% increase from 62,281 vehicles sold in the previous year. In September 2007, the Group launched the new Kubao, a coupe model to complement the existing Zhonghua brand of products, which was well received by the market. In addition, the Zhonghua brand was the only national auto brand name to be ranked amongst the Top 10 Best Aftersale Service auto brands in China in August 2007 by JD Power, a reputable global marketing information firm that conducts independent customer satisfaction and product quality surveys for the auto industry.
Our minibus continued to maintain its market leading position in 2007. A total of 73,415 minibuses were sold in 2007, representing an increase of 10.8% from the 66,245 units sold in 2006. Unit sales of our mid-price Hiace minibus was encouraging, with a 14.3% increase in volume during the year, whereas the deluxe minibuses maintained steady sales.
The BMW Brilliance joint venture achieved continuing growth in sales volume in 2007. The increased contribution from the joint venture in 2007 was a testament to the relentless commitment from both our joint venture partner and the Group to improve operational efficiency and profitability by increasing the domestic components ratio. With even greater cooperation with our strategic partner planned for 2008 and beyond, we believe the BMW Brilliance JV is well positioned to maintain its market leading position in the increasingly competitive premium sedan segment in China.
Looking ahead to 2008, the Group expects market conditions to be tough. Factors such as rising input costs and oil prices, impact of austerity measures and credit tightening, and the launch of a large number of competitive new models will all create pressures on auto sales in China. To enable the Group to maintain its market share and margins, we plan to launch new models such as the new Junjie FRV and Junjie wagon models in 2008 to further diversify our product mix, increase investments in the development of our engines and new products under the Junjie FRV platform, streamline our operations to improve production efficiency, leverage on volume to achieve supplier cost savings, work with BMW to deepen component localization for our BMW vehicles (import tariff reduction was achieved across all BMW models in early 2008), and extend our auto business chain downstream into the aftermarket sector. The Group has completed the construction of a 100,000-unit facility catered for the Junjie FRV line of products, and is also in discussion with BMW regarding next phase capacity expansion for our joint venture.
The Group will continue to enrich its product portfolio while actively exploring opportunities to further diversify our business beyond the existing automobile and components manufacturing business. The Group also aims to strengthen our relationships with strategic partners such as BMW, Toyota and other parts and engineering firms worldwide for strategic alliances and partnerships in the long-term development of our business.
MANAGEMENT’S DISCUSSION & ANALYSIS
Consolidated net sales of the Company and its subsidiaries, including Shenyang Brilliance JinBei Automobile Co., Ltd. (''Shenyang Automotive’’), Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Yuming Machinery Industrial Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd., Shenyang ChenFa Automobile Component Co., Ltd., Shenyang Jindong Development Co., Ltd., Shanghai Hidea Auto Design Co., Ltd. and Shenyang Brilliance Power Train Machinery Co., Ltd. for the year ended 31st December, 2007 were RMB14.1 billion, representing a 34.9% increase from RMB10.5 billion for the year ended 31st December, 2006. The increase in sales was primarily due to increases in unit sales of Shenyang Automotive’s Zhonghua sedans and minibuses in 2007.
Shenyang Automotive sold 73,415 minibuses in 2007, representing a 10.8% increase from 66,245 minibuses sold in 2006. Of these minibuses sold, 59,517 were mid-priced minibuses, representing a 14.3% increase from 52,049 units sold in 2006. Unit sales of deluxe minibuses decreased slightly by 2.1% from 14,196 units in 2006 to 13,898 units in 2007. Shenyang Automotive sold 106,770 Zhonghua sedans in 2007, representing a 71.4% increase from 62,281 sedans sold in 2006. 33,689 units of the Zhonghua Zunchi model were sold in 2007, representing a 25.2% increase from 26,914 units for 2006. The Junjie model, which was launched in March 2006, recorded a sale of 72,502 units during the year, compared to 35,367 units sold during the period from March to December 2006. The new Kubao model was launched in September 2007 and recorded a sale of 579 units in the last quarter of the year.
Cost of sales rose by 30.9% from RMB9.9 billion in 2006 to RMB13.0 billion in 2007. The increase was primarily due to the increase in unit sales of both the Zhonghua sedans and minibuses. The average unit cost for both the Zhonghua sedans and minibuses decreased in 2007, mainly due to improvement in production efficiency together with the decrease in unit cost of components due to economies of scale. As a result, the overall gross profit margin of the Group improved from 5.2% in 2006 to 8.0% in 2007.
Other revenue increased by 26.8% from RMB291.2 million in 2006 to RMB369.2 million in 2007. The increase was primarily due to the increase in sales of scrap materials and incentives provided by the government.
Selling expenses increased slightly by 0.9% from RMB601.3 million in 2006 to RMB606.9 million in 2007. The increase was mainly due to the increase in advertising, promotion and marketing expenses as well as transportation costs for finished products resulting from the increase in sales volume of Zhonghua sedans and minibuses during the year. Selling expenses as a percentage of turnover decreased from 5.7% in 2006 to 4.3% in 2007 as a result of higher Zhonghua and minibus sales volume achieved in 2007.
General and administrative expenses decreased by 18.5% from RMB632.7 million in 2006 to RMB515.6 million in 2007, mainly as a result of increased capitalization of research and development costs incurred during the year as well as certain bad debt write offs which were recorded in 2006.
Staff option costs which represent expense recognized for share options issued during the year increased by 185.8% from RMB11.3 million in 2006 to RMB32.2 million in 2007 primarily due to an additional number of options issued in 2007 and different valuation assumptions used compared to 2006.
Other operating expenses increased by 6.8% from RMB139.7 million in 2006 to RMB149.2 million in 2007, resulting mainly from foreign exchange loss generated from operation.
Interest income increased by 38.3% from RMB90.7 million in 2006 to RMB125.5 million in 2007, resulting mainly from higher interest income earned from bank deposits.
Net finance costs decreased by 38.7% from RMB201.3 million in 2006 to RMB123.3 million in 2007 due to reduced short-term borrowing in 2007 as well as higher foreign exchange gains realized from our U.S. dollar denominated convertible bonds.
The Group’s share of operating results of associates and jointly controlled entities increased by 28.8% from RMB149.3 million in 2006 (excluding an impairment loss on goodwill in a jointly controlled entity) to RMB192.3 million in 2007. This was mainly attributable to the increased profits contributed by BMW Brilliance Automotive Ltd. (''BMW Brilliance’’), the Group’s 49.5% indirectly owned jointly controlled entity.
Net profits contributed to the Group by BMW Brilliance increased by 33.3% from RMB106.7 million in 2006 to RMB142.2 million in 2007. The BMW joint venture achieved sales of 32,100 BMW sedans in 2007, an increase of 36.0% as compared to 23,600 BMW sedans in 2006.
In 2007, the Group recognised a loss of RMB181.9 million on the change in fair value of the embedded conversion option of the convertible bonds in accordance with Hong Kong Financial Reporting Standards. This compares to a loss of RMB73.2 million recorded in 2006. The 2007 increase was primarily due to the rise in the Company’s share price between 31st December, 2006 and 31st December, 2007.
The Group recorded a profit before taxation amounting to RMB211.6 million in 2007 as compared to a loss before taxation of RMB656.8 million in 2006. Taxation decreased by 5.6% from RMB47.9 million in 2006 to RMB45.2 million in 2007, resulting mainly from a decrease in taxable income of one of our subsidiaries.
The Group recorded a profit attributable to equity holders of the Company of RMB97.1 million for 2007 as compared to a loss attributable to equity holders of RMB398.4 million in 2006. Basic profit per share in 2007 amounted to RMB0.02646 against a basic loss per share of RMB0.1086 in 2006.

Without taking into account the impact of the changes in fair value of the embedded conversion option of the convertible bonds and staff option cost, the Group has achieved a profit attributable to equity holders of the Company of RMB311.3 million in 2007, compared to a loss attributable to equity holders of the Company of RMB313.9 million in 2006.
Liquidity and Financial Resources
As at 31st December, 2007, the Group had RMB1,373.4 million in cash and cash equivalents, RMB518.0 million in short-term bank deposits and RMB1,971.7 million in pledged short-term bank deposits. The Group had notes payable of RMB3,036.1 million and outstanding short-term bank borrowings of RMB370.0 million, but had no long-term bank borrowings outstanding as at 31st December, 2007.
On 7th June, 2006, the Company, through its wholly owned subsidiary, Brilliance China Finance Limited (“Brilliance Finance”), issued the zero coupon guaranteed convertible bonds due 2011 (the “Convertible Bonds”) with a principal amount of US$182,678,000 (equivalent to approximately RMB1,460.8 million based on the applicable exchange rate at the time of issue). The Convertible Bonds are guaranteed by the Company and are convertible by the holders into fully paid ordinary shares with a par value of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share (subject to adjustment in certain events) at any time from 6th July, 2006 up to the close of business on 8th May, 2011, unless the Convertible Bonds have previously been redeemed or matured. The Convertible Bonds are listed on The Singapore Exchange Securities Trading Limited. Up to 31st December, 2007, none of the Convertible Bonds had been repurchased or redeemed by Brilliance Finance or converted into ordinary shares of the Company.
Pursuant to the terms of the Conversion Bonds, the initial conversion price of HK$1.93 was adjusted to HK$1.53, or approximately 79.3% of the initial conversion price, with effect from 10th March, 2008 (the “Adjustment”). Apart from the Adjustment, no change was made to the terms of the Convertible Bonds. Following the Adjustment, the maximum number of ordinary shares that may be issued by the Company upon full conversion of the Convertible Bonds based on the adjusted conversion price of HK$1.53 will be 925,484,964 ordinary shares. Details of the Adjustment were set out in the announcement made by the Company on 7th March, 2008 and the circular dated 20th March, 2008.
Contingent Liabilities
Details of the contingent liabilities are set out in note 9 to this results announcement.
Gearing Ratio
As at 31st December, 2007, the gearing ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.75 (31st December, 2006: 1.50). The increase of the ratio was primarily due to the increase in accounts payable balances as at 31st December, 2007 as a result of the increased level of operations in 2007.
Use of Proceeds
On 7th June, 2006, Brilliance Finance issued the Convertible Bonds. The net proceeds from the sale of the Convertible Bonds were approximately US$178.8 million. As of

31st December, 2007, all the net proceeds had been used for (a) the on-market repurchase and redemption of the zero coupon guaranteed convertible bonds due 2008 issued by Brilliance China Automotive Finance Ltd., a wholly owned subsidiary of the Company; and (b) general corporate and working capital purposes of the Group.
Foreign Exchange Risks
The Group considers that exchange rate fluctuations may have material effect on the overall financial performance of the Group in the future, and may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as at 31st December, 2007.
Employees and Remuneration Policy
The Group employed approximately 11,670 employees as at 31st December, 2007 (31st December, 2006: approximately 11,000). Employee costs amounted to approximately RMB531.5 million for the year ended 31st December, 2007 (2006: approximately RMB427.5 million). The Group will endeavour to ensure that the salary levels of its employees are in line with industry practices and prevailing market conditions and that employees’ remuneration is based on performance. In addition, employees are eligible for share options under the share option scheme adopted by the Company.
DIVIDEND
The directors did not recommend the payment of any dividend in respect of the year ended 31st December, 2007 (2006: nil).
CLOSURE OF REGISTER OF MEMBERS
The Hong Kong branch register of members of the Company will be closed from Wednesday, 18th June, 2008 to Friday, 20th June, 2008, both days inclusive, during which period no transfer of shares will be registered. Only shareholders of the Company whose names appear on the register of members of the Company on Friday, 20th June, 2008 or their proxies or duly authorised corporate representatives are entitled to attend the forthcoming annual general meeting of the Company to be held on 20th June, 2008. In order to qualify for attending the said annual general meeting, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:30 p.m. on Tuesday, 17th June, 2008.
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s securities during the year.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
The Company is committed to achieving and maintaining the highest standards of corporate governance consistent with the needs and requirements of the business and its shareholders, and consistent with the “Code on Corporate Governance Practices” (the “CG Code”) set out in Appendix 14 to the Listing Rules. The Group has considered the CG Code and has put in place corporate governance practices to meet the code provisions. Throughout the accounting year ended 31st December, 2007, except for deviation from code provision A.4.1 which is described below, the Group has complied with all code provisions.
Under code provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. At present, all the non-executive directors (including the independent non-executive directors) of the Company do not have a specific term of appointment. As the appointment of non- executive directors is subject to the retirement by rotation provisions in the bye-laws of the Company (the “Bye-Laws”), the Board considers that it is not necessary to appoint the non-executive directors for a specific term. Pursuant to bye-law 99, at every annual general meeting, one-third of the directors for the time being, or if their number is not three or in a multiple of three, the number nearest to but not greater than one-third, shall retire from office by rotation. All directors, including those appointed for a fixed term, are subject to retirement by rotation.
There have been no material changes to the information disclosed in the Company’s 2006 annual report in respect of our corporate governance practices. Major updates since the 2006 annual report are summarized in the 2007 annual report to be sent to shareholders of the Company by the end of April 2008.
REVIEW OF FINANCIAL STATEMENTS
The Audit Committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the consolidated financial statements of the Group for the year ended 31st December, 2007. At present, the Audit Committee comprises Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee.
SCOPE OF WORK OF THE AUDITORS
The figures in respect of the preliminary announcement of the Group’s results for the year ended 31st December, 2007 have been agreed by the Group’s auditors, Grant Thornton (the “Auditors”), to the amounts set out in the Group’s draft consolidated financial statements for the year. The work performed by the Auditors in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by the Auditors on the preliminary announcement.

PUBLICATION OF ANNUAL REPORT
The 2007 annual report of the Company containing the information required by the Listing Rules will be published on the websites of the SEHK and the Company in due course.
BOARD OF DIRECTORS
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non- executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By Order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 21st April, 2008
*MFor identification purposes only